SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                           SEABULK INTERNATIONAL, INC.
                           ---------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    81169P101
                                    ---------
                                 (CUSIP Number)


                           Nautilus Acquisition, L.P.
               c/o Credit Suisse First Boston Private Equity, Inc.
                              Eleven Madison Avenue
                            New York, New York 10010
                              Attention: Ivy Dodes

                           Credit Suisse First Boston,
               on behalf of the investment banking business of the
                    Credit Suisse First Boston business unit
                              Eleven Madison Avenue
                            New York, New York 10010
                              Attention: Ivy Dodes
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                               September 13, 2002
                               ------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



NY2:\1185577\04\P#SP04!.DOC\41753.0064

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           NAUTILUS ACQUISITION, L.P.
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------




                                       2

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           NAUTILUS INTERMEDIARY, L.P.
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------








                                       3

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           NAUTILUS AIV, L.P.
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------







                                       4

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           NAUTILUS GP, LLC
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
---------- -------------------------------------------------------------------------------------------------------------






                                       5

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -------------------------------------------------------------------------------------------------------------





                                       6

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           W.M. CRAIG
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- -------------------------------------------------------------------------------------------------------------






                                       7

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           JONATHAN DEAN
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- -------------------------------------------------------------------------------------------------------------






                                       8

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           KENNETH V. HUSEMAN
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- -------------------------------------------------------------------------------------------------------------






                                       9

========== =============================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CREDIT SUISSE FIRST BOSTON SOLELY ON BEHALF ON THE INVESTMENT BANKING
           BUSINESS OF THE CREDIT SUISSE FIRST BOSTON BUSINESS UNIT
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    7         SOLE VOTING POWER
NUMBER OF
SHARES                                                        SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              SEE ITEM 5
--------------------------------------------------- --------- ----------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           SEE ITEM 5
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           BK, HC, OO
---------- -------------------------------------------------------------------------------------------------------------


           This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13D dated July 15, 2002 filed by (1) Nautilus Acquisition, L.P., a Delaware limited partnership; (2) Nautilus Intermediary, L.P., a Delaware limited partnership; (3) DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership ("Partners III"); (4) Nautilus GP, LLC, a Delaware limited liability company; and (5) Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "CSFB Entities") of the Credit Suisse First Boston business unit. This Amendment is being filed by each of the foregoing persons, except that Partners III is a reporting person only to the extent it is considered a CSFB Entity, Nautilus AIV, L.P., a Delaware limited partnership ("Nautilus AIV"), Credit Suisse First Boston Private Equity, Inc., a Delaware corporation ("CSFBPE"), W.M. Craig, Jonathan Dean and Kenneth
V. Huseman.

ITEM 1.    SECURITY AND ISSUER.

           This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Seabulk International, Inc. (the "Company").

           The Company's principal executive office is located at 2200 Eller Drive, Fort Lauderdale, Florida 33316.

ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Nautilus Acquisition, L.P., a Delaware limited partnership ("Nautilus"); (2) Nautilus Intermediary, L.P., a Delaware limited partnership ("Nautilus Intermediary"); (3) Nautilus AIV, L.P. ("Nautilus AIV"); (4) Nautilus GP, LLC, a Delaware limited liability company ("Nautilus Special GP"); (5) Credit Suisse First Boston Private Equity, Inc. ("CSFBPE" and, together with Nautilus, Nautilus Intermediary, Nautilus AIV and Nautilus Special GP, the "Nautilus Entities"); (6) W.M. Craig ("Craig"); (7) Jonathan Dean ("Dean"); (8) Kenneth V. Huseman ("Huseman"); and (9) Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "CSFB Entities") of the Credit Suisse First Boston business unit.

           Nautilus is a Delaware limited partnership which was formed to purchase securities of the Company. Nautilus Intermediary is the general partner of Nautilus.

           Nautilus Intermediary is a Delaware limited partnership which was formed to be the general partner of Nautilus. Nautilus AIV is the general partner of Nautilus Intermediary.

           Nautilus AIV is a Delaware limited partnership which was formed as an alternative investment vehicle for certain limited partners of DLJ Merchant Banking Partners III, L.P. ("Partners III"). Nautilus Special GP is the managing general partner of Nautilus AIV and will have exclusive management rights and decision making authority (including voting and dispositive power) with respect to the investment in the Company. The members of Nautilus Special GP are Craig, Dean, Huseman and CSFBPE. DLJ Merchant Banking III, L.P. ("MBP III LP"), is also a general partner of Nautilus AIV, however, it does not have any decision making authority (including voting and dispositive power) with respect to the investment in the Company.

           CSFBPE is a Delaware corporation. CSFBPE's principal business is as a holding company of private equity businesses for Credit Suisse First Boston. The address of the principal business and office of CSFBPE is Eleven Madison Avenue, New York, New York 10010.

           Craig is a citizen of the United States and is retired. His address is 1716 NW Farewell Drive, Bend, OR. Craig disclaims any beneficial ownership of the securities to which this statement relates.

           Dean is a citizen of the United States and is retired. His address is 406 Colvin Run Road, Great Falls, VA. Dean disclaims any beneficial ownership of the securities to which this statement relates.

           Huseman is a citizen of the United States and is the President and Chief Executive Officer for BASiC Energy Services. His business address is 406
N. Big Spring, Midland, TX. Huseman disclaims any beneficial ownership of the securities to which this statement relates.

           Partners III is a Delaware limited partnership which makes investments for long term appreciation. MBP III LP is the Associate General Partner of Partners III and DLJ Merchant Banking III, Inc., a Delaware corporation ("MPIII Inc."), is the Managing General Partner of Partners III.

           The address of the principal business and office of each of the Nautilus Entities is c/o Credit Suisse First Boston Private Equity, Inc., Eleven Madison Avenue, New York, New York 10010.

           While the CSFB Entities, including Partners III, MBP III LP, MPIII Inc. and the entities listed below, disclaim beneficial ownership of the securities to which this statement relates, as a result of the relationship of the CSFB Entities to, and the pecuniary interest of the CSFB Entities in, Partners III, Nautilus AIV and CSFBPE as described in this statement, such entities may be deemed to beneficially own the securities to which this statement relates.

           CSFBPE, is the sole stockholder of MPIII Inc. Credit Suisse First Boston (USA), Inc., a Delaware corporation and holding company ("CSFB-USA"), is the sole stockholder of CSFBPE. The address of the principal business and office of CSFB-USA is Eleven Madison Avenue, New York, New York 10010. In addition, CSFB-USA is the sole stockholder of Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and registered broker-dealer. The address of the principal business and office of CSFBC is Eleven Madison Avenue, New York, New York 10010.

           Credit Suisse First Boston, Inc., a Delaware corporation ("CSFBI"), is the sole stockholder of CSFB-USA. The address of the principal business and office of CSFBI is Eleven Madison Avenue, New York, New York 10010. The Bank owns directly a majority of the voting stock and all of the non-voting stock of CSFBI.

           In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by the Bank on behalf of the CSFB Entities of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The CSFB Entities provide financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.

           Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG"), a global financial services company, comprised of the Credit Suisse First Boston business unit and the Credit Suisse Financial Services business unit, is the parent company of the Bank, and the direct owner of the remainder of the voting stock of CSFBI. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

           CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the other CSFB Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own securities of the Company, and such securities are not reported in this statement. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Nautilus Entities and the CSFB Entities. The Nautilus Entities, the CSFB

Entities and the Bank disclaim beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

           The name, business address, citizenship and title of each executive officer or director of MPIII, Inc., CSFBPE, CSFB-USA, CSFBC and the CSFB Entities that are corporations are set forth in Schedules A-1 through A-6 attached hereto, each of which is incorporated by reference.

           Except as otherwise provided herein, during the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on the schedules hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

           On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA is the sole stockholder of CSFBC.

           CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

           Under the terms of the coordinated settlement:

                  o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

                  o CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

           In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records. The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

           Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

           On November 26, 1996, the SEC brought a civil action in federal court in California against CS First Boston Corporation ("CS First Boston") and two former employees of its public finance department relating to CS First Boston's role as lead underwriter of a September 1994 Orange County pension obligation bond ("POB") financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool's investment strategy, the risks of that strategy and the Pool's investment losses, and it sought to hold CS First Boston responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CS First Boston filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

           On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CS First Boston and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CS First Boston and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CS First Boston and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CS First Boston or any of its current or former employees.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS.

           Pursuant to the Company Stock Purchase Agreement (as defined in Item 4 below), on September 13, 2002 Nautilus purchased 8,333,333 shares of Common Stock for an aggregate purchase price of $66,666,664.

           Additionally, pursuant to the Loomis Securities Purchase Agreement (as defined in Item 4 below), on September 13, 2002 Nautilus purchased (i) 3,299,964 shares of Common Stock for a purchase price of $26,399,712 and (ii) Warrants (as defined in Item 6 below) to purchase 112,124 shares of Common Stock for a purchase price of $698,391.21.

           The general and limited partners of Nautilus contributed the funds necessary to purchase the shares of Common Stock and Warrants pursuant to the Purchase Agreements.

           None of the Nautilus Entities borrowed any funds in connection with the purchase of Common Stock and Warrants.

ITEM 4.    PURPOSE OF TRANSACTION.

           Nautilus, C/R Marine Domestic Partnership, L.P., a Delaware limited partnership ("C/R U.S."), C/R Marine Non-U.S. Partnership, L.P., a Delaware limited partnership ("C/R Int'l"), C/R Marine Coinvestment, L.P., a Delaware limited partnership ("C/R Coinvestment"), C/R Marine Coinvestment II, L.P., a Delaware limited partnership ("C/R Coinvestment II" and, together with C/R U.S., C/R Int'l and C/R Coinvestment, the "C/R Purchasers") and the Company entered into a Stock Purchase Agreement, dated as of June 13, 2002 (the "Company Stock Purchase Agreement"), pursuant to which the C/R Purchasers and Nautilus agreed, subject to certain closing conditions contained therein, to purchase an aggregate of 4,166,667 and 8,333,333 shares, respectively, of Common Stock for an aggregate purchase price of $33,333,336 and $66,666,664, respectively.

           Additionally, the C/R Purchasers, Nautilus and Loomis, Sayles & Company, L.P., a Delaware limited partnership ("Loomis Sayles"), entered into a Securities Purchase Agreement, dated as of June 13, 2002 (the "Loomis Securities Purchase Agreement" and, together with the Company Stock Purchase Agreement, the "Purchase Agreements"), pursuant to which the C/R Purchasers and Nautilus agreed, subject to certain closing conditions contained therein, to purchase (i) an aggregate of up to 1,752,041 and 3,504,081 shares, respectively, of Common Stock for an aggregate purchase price of $14,016,328 and $28,032,648, respectively, and (ii) Warrants to purchase up to an aggregate of 60,172 and 120,345 shares, respectively, of Common Stock for an aggregate purchase price of $348,003.04 and $696,006.09, respectively.
           On September 5, 2002, the stockholders of the Company voted to approve the transactions contemplated by the Purchase Agreements and also to amend the Company's certificate of incorporation to add, among other things, certain protections for minority stockholders.

           On September 13, 2002, the Company filed an amended certificate of incorporation with the Secretary of State of the State of Delaware.

           The closing of the sale of the shares of Common Stock and Warrants pursuant to the Purchase Agreements occurred on September 13, 2002 (the "Closing Date").

           The Company, the C/R Purchasers, Nautilus and Gerhard Kurz entered into a Stockholders' Agreement, as described in Item 6 hereto, on the Closing Date.

           Pursuant to the Stockholders' Agreement, Nautilus designated Ari Benacerraf, David Durkin, Kenneth V. Huseman and Steven Webster to serve as directors of the Company, and such persons were appointed by the current directors to the board of directors of the Company on the Closing Date. Also pursuant to the Stockholders' Agreement, the C/R Purchasers designated Pierre F. Lapeyre and David M. Leuschen to serve as directors of the Company, and such persons were appointed by the current directors to the board of directors of the Company on the Closing Date.

           Nautilus purchased the securities covered by this statement in order to acquire an interest in the Company for investment purposes. The Nautilus Entities intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Nautilus Entities may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise.

           In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

           Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) Following the consummation of the transactions contemplated by the Purchase Agreements, each Reporting Person and C/R Purchasers together with C/R Marine GP Corp., the general partner of each of the C/R Purchasers ("C/R Marine GP" and, together with the C/R Purchasers, the "C/R Entities") beneficially owned the following:

                                                                                                       % OF EQUITY
                                                      NUMBER OF SHARES OF       TOTAL NUMBER OF          OWNERSHIP
                                                     COMMON STOCK ISSUABLE      SHARES OF COMMON         (ASSUMING
                                 NUMBER OF SHARES       UPON EXERCISE OF          STOCK (ASSUMING       EXERCISE OF
      NAME                       OF COMMON STOCK            WARRANTS          EXERCISE OF WARRANTS)      WARRANTS)
      ----                       ---------------            --------          ---------------------      ---------
Nautilus Entities (1)                 11,633,297              112,124              11,745,421              50.4%
CSFB Entities (2)                             --                1,411                      --               n/a
C/R U.S.(3)                            1,210,368               11,665               1,222,033               5.2%
C/R Int'l(3)                           3,731,143               35,961               3,767,104              16.2%
C/R Coinvestment(3)                      509,293                4,909                 514,202               2.2%
C/R Coinvestment II(3)                   365,845                3,526                 369,371               1.6%
C/R GP(4)                              5,816,649               56,061               5,872,710              25.2%


           ----------------------
           (1) Each of the Nautilus Entities have shared voting and dispositive power with respect to the shares of Common Stock held by Nautilus. However, the partnership agreements of each of Nautilus, Nautilus Intermediary, and Nautilus AIV grants, directly or indirectly, the ultimate voting and dispositive power with respect to the shares of Common Stock held by Nautilus to Nautilus Special GP. While the CSFB Entities, including Partners III, MBP III LP, MPIII Inc. and the entities listed below, disclaim beneficial ownership of the securities to which this statement relates, as a result of the relationship of the CSFB Entities to, and the pecuniary interest of the CSFB Entities in, Partners III, Nautilus AIV and CSFBPE, as described in Item 2 above, under the Exchange Act such entities may be deemed to beneficially own the securities to which this statement relates. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the other CSFB Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock and such securities are not reported in this statement. CSG disclaims beneficial ownership of the securities to which this statement relates that are beneficially owned by its direct and indirect subsidiaries, including the Nautilus Entities and the CSFB Entities. The Nautilus Entities and the CSFB Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit. Due to their interest in Nautilus Special GP, Craig, Dean and Huseman may be deemed to beneficially own the shares of Common Stock and Warrants held by Nautilus. Craig, Dean, and Huseman disclaim beneficial ownership of such shares of Common Stock and Warrants held by Nautilus. The Reporting Persons may be considered a group together with the C/R Entities and therefore be deemed to beneficially own the shares beneficially owned by the C/R Entities, but no Reporting Person affirms the existence of any such group. The Reporting Persons disclaim any such beneficial ownership.

           (2) These numbers represent warrants held by CSFBC. The Nautilus Entities and the Reporitng Persons disclaim beneficial ownership of such warrants and the shares of Common Stock issuable upon the exercise of such warrants owned by CSFBC.

           (3)The following information has been obtained from the C/R Entities:
Each of the C/R Purchasers has shared power to dispose or direct the disposition of the shares of Common Stock and Warrants which it would hold directly or the shares of Common Stock issuable upon exercise of such Warrants. Each of the C/R

Purchasers has shared power to vote or direct the vote of such shares of Common Stock, but does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. The C/R Entities may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group. Each of the C/R Entities disclaims beneficial ownership of any shares of Common Stock owned by any other C/R Entity.

           (4) The following information has been obtained from the C/R
Entities: C/R GP is the sole general partner of each of the C/R Purchasers and exercises investment discretion and control over the shares of Common Stock held by each of the C/R Purchasers. Hence, in such capacity, C/R GP may be deemed to have power to dispose and direct the disposition of the shares of Common Stock and Warrants that each of the C/R Purchasers would hold, and shares of Common Stock which each of the C/R Purchasers would hold upon exercise of such Warrants. William E. Conway, Jr., Daniel A. D'Aniello, David M. Rubenstein, Pierre F. Lapeyre, Jr., David M. Leuschen and Jim H. Derryberry, as the sole stockholders of C/R GP, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the C/R Entities. Such persons disclaim any such beneficial ownership.

           All calculations made herein are made in accordance with Rule 13d-3(d), promulgated under the Securities Exchange Act of 1934, as amended, and based on the shares of Common Stock outstanding as of July, 10, 2002, as reported by the Company in its proxy statement, filed as of August 14, 2002.

           (c) None of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

           (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by Nautilus and beneficially owned as described in paragraphs (a) and (b) above is governed by the organizational documents of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Upon the terms and conditions set forth in the Company Stock Purchase Agreement, the Loomis Securities Purchase Agreement, the Stockholders' Agreement (the "Stockholders' Agreement") and the Fee Letter (the "Fee Letter") (attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 respectively, and incorporated herein by reference), Nautilus and the C/R Purchasers purchased the shares of Common Stock and Warrants covered by this statement.

           Company Stock Purchase Agreement

           The following description of the Company Stock Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Company Stock Purchase Agreement.

           Pursuant to the Company Stock Purchase Agreement, the Company sold to Nautilus and the C/R Purchasers, and the Nautilus and the C/R Purchasers purchased from the Company, a 8,333,333 and an aggregate of 4,166,667, respectively, shares of Common Stock for a price of $8.00 per share and an aggregate purchase price of $66,666,664 and $33,333,336 respectively.

           The sale and purchase of the Common Stock (the "Closing") occurred on September 13, 2002.

           Pursuant to the Company Purchase Agreement, the Company paid the expenses of Nautilus and the C/R Purchasers incurred since January 1, 2002 upon the Closing.

           Upon the Closing, the Company, Nautilus, the C/R Purchasers and Gerhard Kurz entered into the Stockholders' Agreement described below.

           Loomis Securities Purchase Agreement

           The following description of the Loomis Securities Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Loomis Securities Purchase Agreement.

           Pursuant to the Loomis Securities Purchase Agreement, Loomis Sayles sold to Nautilus and the C/R Purchasers, and Nautilus and the C/R Purchasers purchased from Loomis Sayles, 4,949,946 shares of Common Stock for a price of $8.00 per share; 44,638 Class A Common Stock Purchase Warrants for a price of $.01 per warrant, with one Class A Common Stock Purchase Warrant being exercisable for one share of Common Stock at an exercise price of $38.49; and 123,547 Common Stock Purchase Warrants for a price of $7.99 per warrant, with one Common Stock Purchase warrant being exercisable for one share of Common Stock at an exercise price of $0.01 (collectively, the "Warrants").

           The sale and purchase of the Common Stock and the Warrants (the "Loomis Closing") occurred on September 13, 2002.

           Stockholders' Agreement

           On the Closing Date, the Company, the C/R Purchasers, Nautilus (each, an "Investor", and collectively, the "Investors") and Gerhard Kurz entered into the Stockholders' Agreement. Among other things:

           The Stockholders' Agreement provides that certain of the parties will vote the shares owned by them to cause the Company's board of directors to consist of ten members and be constituted as follows:

         o certain of the C/R Purchasers will be entitled to designate two directors;

         o        Nautilus will be entitled to designate four directors;

         o three directors will be independent directors (that is, non-Investor designated directors), who initially will be chosen from directors currently serving on the board of directors; and

         o        the Chief Executive Officer will serve as a director.

           The Stockholders' Agreement also provides that directors designated by Nautilus and certain of the C/R Purchasers will also be represented on the compensation committee and, subject to compliance with Nasdaq and Commission rules, the audit committee of the board of directors.

           In the event that the C/R Purchasers own less than 50%, but more than 10%, of the shares of Common Stock initially purchased by them pursuant to the Purchase Agreements, collectively, they will be entitled to designate only one director. In the event the C/R Purchasers own less than 10% of the shares of Common Stock initially purchased by them pursuant to the Purchase Agreements, collectively, they will no longer be entitled to designate a director.

           In the event that Nautilus owns less than 50%, but more than 10%, of the shares of Common Stock initially purchased by it pursuant to the Purchase Agreements, it will be entitled to designate only two directors. In the event Nautilus owns less than 10%, but more than 5%, of the shares of Common Stock initially purchased by it pursuant to the Purchase Agreements, it will be entitled to designate only one director. In the event Nautilus owns less than 5% of the stock initially purchased by it pursuant to the Purchase Agreements, it will no longer be entitled to designate a director.

           So long as either Nautilus or the C/R Purchasers own shares of Common Stock equaling at least 15% of the outstanding shares of the Common Stock on a fully diluted basis (each, a "15% Holder"), the unanimous vote of the directors designated by such 15% Holder will be required for the following actions:

         o        share repurchases by the Company;

         o        certain affiliated party transactions;

         o        equity or debt financings; and

         o amendments to the Company's certificate of incorporation or by-laws, including any changes to the number of directors.

           The C/R Purchasers and Nautilus have the right to require the Company to effect up to six demand registrations, provided that shares of Common Stock to be offered in any such registration have an aggregate offering price in excess of $20 million. The C/R Purchasers are entitled to request two demand registrations, and Nautilus is entitled to request four demand registrations. The Company has customary "black-out" rights to delay a registration. If a demand registration is to involve an underwritten public offering, the Investor requesting such registration has the right to select the underwriters.

           The C/R Purchasers and Nautilus have unlimited "piggyback" registration rights, subject to customary pro rata reductions based on the number of shares requested to be covered under such registration.

           All fees and expenses (including reasonable fees and expenses of counsel) in connection with a registration will be paid by the Company, other than underwriting fees and discounts.

           The parties, other than the Company, to the Stockholders' Agreement are subject to certain rights of first refusal and tag-along rights in any proposed transfer of shares of Common Stock owned by them. Specifically, the C/R Purchasers and Nautilus have pro rata tag-along rights in any proposed transfer of any shares of Common Stock owned by other Investors. All parties, other than the Company, also have the right of first refusal to purchase any shares proposed to be transferred by any party other than the Company on a pro rata basis (based on the number of shares held by such Investor), except that Kurz may sell a limited number of shares each year without being subject to the such right of first refusal. The rights of first refusal and tag-along rights are subject to limited customary exceptions, including sales pursuant to Rule 144 of the Securities Act of 1933, as amended, sales pursuant to demand or piggy-back registration rights and sales to certain permitted transferees.

           No party to the Stockholders' Agreement may transfer shares of Common Stock owned by it to the extent that such transfer would result in the Company's not meeting the requirements of Section 2 of the Shipping Act, 1916, as amended, commonly referred to as the Jones Act, for the ownership and operation of vessels in the United States coastwise trade. Subject to this transfer restriction, the rights and obligations of the C/R Purchasers and Nautilus under the Stockholders' Agreement would be assigned in connection with any transfer of shares of Common Stock, provided that the right to designate a member of the board of directors may not be assigned and registration rights are assignable only if the transferee is acquiring at least 500,000 shares of Common Stock (assuming exercise of all Warrants).

           Except with respect to registration rights, the Stockholders' Agreement will terminate upon a change of control of the Company. The Stockholders' Agreement would not terminate upon a future public offering of shares of Common Stock.

           With respect to registration rights, such rights will terminate upon the earlier of (1) the seventh anniversary of the date of the Stockholders' Agreement or (2) when, with respect to each Investor, such Investor owns less than 3% of the shares of Common Stock (including upon exercise of all Common Stock Purchase Warrants) initially purchased by such Investor pursuant to the Purchase Agreements.

           Fee Letter

           The following description of the Fee Letter is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Fee Letter.

           Upon the Closing, the Company paid a fee to Carlyle/Riverstone Energy Partners, L.P. in an amount of $1,000,000. Upon the Closing, the Company paid a fee to CSFBC in an amount of $2,000,000.

           Except for the agreements described above or in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Finder's Fee

           Upon the Closing, Partners III paid a consulting fee of $500,000 to an individual private investor.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1: Stock Purchase Agreement dated as of June 13, 2002, by and among Seabulk International, Inc. and Nautilus and the C/R Purchasers (incorporated by reference to the Schedule 13D filed on July 15, 2002 by the Reporting Persons).

           Exhibit 2: Securities Purchase Agreement dated as of June 13, 2002, by and among Loomis, Sayles & Company, L.P. and Nautilus and the C/R Purchasers (incorporated by reference to the Schedule 13D filed on July 15, 2002 by the Reporting Persons).

           Exhibit 3: Stockholders' Agreement, dated September 13, 2002, by and among Seabulk International, Inc. and Nautilus and the C/R Purchasers.

           Exhibit 4: Fee Letter dated June 13, 2002, by and among Seabulk International, Inc., C/R Energy Partners, L.P. and CSFBC (incorporated by reference to the Schedule 13D filed on July 15, 2002 by the Reporting Persons).

           Exhibit 5: Joint Filing Agreement, dated as of September 13, 2002.

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002

                                          Nautilus Acquisition, L.P.

                                          By: Nautilus Intermediary, L.P.,
                                              its General Partner

                                          By: /s/ Ari Benacerraf
                                              --------------------------------
                                              Name: Ari Benacerraf
                                              Title: Vice President

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002

                                             Nautilus Intermediary, L.P.

                                             By: /s/ Ari Benacerraf
                                                 -----------------------------
                                                 Name: Ari Benacerraf
                                                 Title: Vice President

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002

                                     Nautilus AIV, LP

                                     By: Nautilus GP, LLC, its general partner

                                     By: /s/ Ari Benacerraf
                                         -------------------------------------
                                         Name: Ari Benacerraf
                                         Title:

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002

                                        Nautilus GP, LLC

                                        By: /s/ Ari Benacerraf
                                            --------------------------------
                                            Name: Ari Benacerraf
                                            Title:

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002

                                        CREDIT SUISSE FIRST BOSTON
                                        INVESTMENT  BANKING  BUSINESS OF THE
                                        CREDIT SUISSE FIRST BOSTON BUSINESS
                                        UNIT

                                        By: /s/ George Horning
                                            -----------------------------------
                                            Name: George Horning
                                            Title: Managing Director

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002

                                       CREDIT SUISSE FIRST BOSTON
                                       Private Equity, Inc.

                                       By: /s/ George Horning
                                           -----------------------------------
                                           Name: George Horning
                                           Title:

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002

                                       /s/ W.M. Craig
                                       ----------------------------
                                       W.M. Craig

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002


                                        /s/ Jonathan Dean
                                        ---------------------------------
                                        Jonathan Dean

           After reasonably inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 13, 2002


                                        /s/ Kenneth V. Huseman
                                        -------------------------------------
                                        Kenneth V. Huseman

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                         DLJ MERCHANT BANKING III, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the DLJ Merchant Banking III, Inc. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS                TITLE                                        CITIZENSHIP
----                           ----------------                -----                                        -----------
Lawrence M.v.D. Schloss        Eleven Madison Avenue           Chairman                                     United States
                               New York, NY 10010 USA

Nicole Arnaboldi               Eleven Madison Avenue           Managing Director and Board Member           United States
                               New York, NY 10010 USA

Thompson Dean                  Eleven Madison Avenue           Managing Director and Board Member           United States
                               New York, NY 10010 USA

Hamiton E. James               Eleven Madison Avenue           Managing Director and Board Member           United States
                               New York, NY 10010 USA

Peter T. Grauer                Eleven Madison Avenue           Board Member                                 United States
                               New York, NY 10010 USA

Andrew H. Rush                 Eleven Madison Avenue           Managing Director and Board Member           United States
                               New York, NY 10010 USA

Carlos Garcia                  Eleven Madison Avenue           Managing Director                            Argentina
                               New York, NY 10010 USA

Reid S. Perper                 Eleven Madison Avenue           Managing Director                            United States
                               New York, NY 10010 USA

James A. Quella                Eleven Madison Avenue           Managing Director                            United States
                               New York, NY 10010 USA

Hartley Rogers                 Eleven Madison Avenue           Managing Director                            United States
                               New York, NY 10010 USA

Susan Schnabel                 Eleven Madison Avenue           Managing Director                            United States
                               New York, NY 10010 USA

David Wittels                  Eleven Madison Avenue           Managing Director                            United States
                               New York, NY 10010 USA

                                  SCHEDULE A-2

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                 CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

NAME                         BUSINESS ADDRESS                  TITLE                                          CITIZENSHIP
----                         ----------------                  -----                                          -----------
Hamilton E. James            Eleven Madison Avenue             Board Member                                   United States
                             New York, NY 10010 USA

Lawrence M.v.D. Schloss      Eleven Madison Avenue             Board Member and Chief Executive Officer       United States
                             New York, NY 10010 USA

George R. Horning            Eleven Madison Avenue             Chief Operating Officer                        United States
                             New York, NY 10010 USA

Kenneth J. Lohsen            Eleven Madison Avenue             Controller                                     United States
                             New York, NY 10010 USA

Edward A. Poletti            Eleven Madison Avenue             Chief Financial Officer                        United States
                             New York, NY 10010 USA

Nicole S. Arnaboldi          Eleven Madison Avenue             Chief Operations Officer - Funds Management    United States
                             New York, NY 10010 USA


                                  SCHEDULE A-3

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                     CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS                TITLE                                    CITIZENSHIP
----                           ----------------                -----                                    -----------
John J. Mack                   Eleven Madison Avenue           President, Chief Executive Officer and   United States
                               New York, NY 10010 USA          Board Member

Stephen R. Volk                Eleven Madison Avenue           Managing Director and Board Member       United States
                               New York, NY 10010 USA

Adebayo O. Oguniesi            Eleven Madison Avenue           Board Member, Managing Director and      Nigeria
                               New York, NY 10010 USA          Head Global Investment Banking

Hamilton E. James              Eleven Madison Avenue           Board Member and Chair of Global         United States
                               New York, NY 10010 USA          Investment Banking & Private Equity

Eileen K. Murray               Eleven Madison Avenue           Board Member  and Managing Director      United States
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue           Head of the Securities Division and      United States
                               New York, NY 10010 USA          Board Member

Jeffrey M. Peek                Eleven Madison Avenue           Board Member and Managing Director,      United States
                               New York, NY 10010 USA          Head of Financial Services Division

Andrew B. Federbusch           Eleven Madison Avenue           Managing Director                        United States
                               New York, NY 10010 USA

Carlos Onis                    Eleven Madison Avenue           Managing Director                        United States
                               New York, NY 10010 USA

D. Wilson Ervin                Eleven Madison Avenue           Head of Strategic Risk Management        United States
                               New York, NY 10010 USA

David C. Fisher                Eleven Madison Avenue           Chief Financial and Accounting Officer   United States
                               New York, NY 10010 USA

Gary G. Lynch                  Eleven Madison Avenue           Managing Director and General Counsel    United States
                               New York, NY 10010 USA


                                       32

NAME                           BUSINESS ADDRESS                TITLE                                    CITIZENSHIP
----                           ----------------                -----                                    -----------

Luther L. Terry, Jr.           Eleven Madison Avenue           Managing Director                        United States
                               New York, NY 10010 USA

Neil Radey                     Eleven Madison Avenue           Managing Director                        United States
                               New York, NY 10010 USA

Neil Moskowitz                 Eleven Madison Avenue           Managing Director                        United States
                               New York, NY 10010 USA


                                  SCHEDULE A-4

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS                TITLE                                     CITIZENSHIP
----                           ----------------                -----                                     -----------
John J. Mack                   Eleven Madison Avenue           President, Chief Executive Officer and    United States
                               New York, NY 10010 USA          Board Member

Stephen R. Volk                Eleven Madison Avenue           Board Member                              United States
                               New York, NY 10010 USA

Adebayo O. Oguniesi            Eleven Madison Avenue           Managing Director                         Nigeria
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

Carlos Onis                    Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

D. Wilson Ervin                Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

David C. Fisher                Eleven Madison Avenue           Chief Accounting Officer and Controller   United States
                               New York, NY 10010 USA

David C. O'Leary               Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

Gary G. Lynch                  Eleven Madison Avenue           Managing Director and General Counsel     United States
                               New York, NY 10010 USA

Hamilton E. James              Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

Jeffrey H. Salzman             Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

Lewis H. Wirshba               Eleven Madison Avenue           Managing Director and Treasurer           United States
                               New York, NY 10010 USA


                                       34

NAME                           BUSINESS ADDRESS                TITLE                                    CITIZENSHIP
----                           ----------------                -----                                    -----------

Neil Moskowitz                 Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

Neil Radey                     Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA

Robert C. O'Brien              Eleven Madison Avenue           Managing Director and Chief Credit        United States
                               New York, NY 10010 USA          Officer

Eileen K. Murray               Eleven Madison Avenue           Managing Director                         United States
                               New York, NY 10010 USA



                                  SCHEDULE A-5

                              EXECUTIVE OFFICERS OF
                                THE CSFB ENTITIES

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the CSFB Entities. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS             TITLE                                             CITIZENSHIP
----                           ----------------             -----                                             -----------
John J. Mack                   Eleven Madison Avenue        Chief Executive Officer, Chairman                 United States
                               New York, NY 10010 USA

Christopher Carter             Eleven Madison Avenue        Chairman of Europe                                Great Britain
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue        Head of Securities Division                       United States
                               New York, NY 10010 USA

Hamiton E. James               Eleven Madison Avenue        Chairman Global Investment Banking and Private    United States
                               New York, NY 10010 USA       Equity

Stephen R. Volk                Eleven Madison Avenue        Chairman of CSFB                                  United States
                               New York, NY 10010 USA

Thomas R. Nides                Eleven Madison Avenue        Chief Administrative Officer                      United States
                               New York, NY 10010 USA

Hector W. Sants                Eleven Madison Avenue        Chief Executive of Europe                         Great Britain
                               New York, NY 10010 USA

Richard E. Thornburgh          Eleven Madison Avenue        Chief Financial Officer                           United States
                               New York, NY 10010 USA

Adebayo Ogunlesi               Eleven Madison Avenue        Head of Global Investment Banking                 Nigeria
                               New York, NY 10010 USA

Eileen K. Murray               Eleven Madison Avenue        Head of IT and Operations                         United States
                               New York, NY 10010 USA


                                       36

NAME                           BUSINESS ADDRESS                TITLE                                    CITIZENSHIP
----                           ----------------                -----                                    -----------

Brian Finn                     Eleven Madison Avenue        Member of CSFB Office of the Chairman             United States
                               New York, NY 10010 USA

Gary G. Lynch                  Eleven Madison Avenue        Global General Counsel                            United States
                               New York, NY 10010 USA


                                  SCHEDULE A-6

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                   THE CREDIT SUISSE FIRST BOSTON CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Credit Suisse First Boston Corporation. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS             TITLE                                             CITIZENSHIP
----                           ----------------             -----                                             -----------
John J. Mack                   Eleven Madison Avenue        President, Chief Executive Officer, Board Member  United States
                               New York, NY 10010 USA

Richard E. Thornburgh          Eleven Madison Avenue        Managing Director and Board Member                United States
                               New York, NY 10010 USA

Carlos Onis                    Eleven Madison Avenue        Managing Director and Board Member                United States
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue        Managing Director and Board Member                United States
                               New York, NY 10010 USA

David C. Fisher                Eleven Madison Avenue        Chief Financial Officer and Board Member          United States
                               New York, NY 10010 USA

Richard F. Brueckner           Eleven Madison Avenue        Managing Director                                 United States
                               New York, NY 10010 USA

Michael J. Campbell            Eleven Madison Avenue        Managing Director                                 United States
                               New York, NY 10010 USA

D. Wilson Ervin                Eleven Madison Avenue        Managing Director                                 United States
                               New York, NY 10010 USA

Hamilton E. James              Eleven Madison Avenue        Managing Director                                 United States
                               New York, NY 10010 USA

Robert C. O'Brien              Eleven Madison Avenue        Managing Director                                 United States
                               New York, NY 10010 USA


                                       38

NAME                           BUSINESS ADDRESS                TITLE                                    CITIZENSHIP
----                           ----------------                -----                                    -----------

Frank J. DeCongelio            Eleven Madison Avenue        Head of Operations                                United States
                               New York, NY 10010 USA

Lewis H. Wirshba               Eleven Madison Avenue        Treasurer                                         United States
                               New York, NY 10010 USA

Gary G. Lynch                  Eleven Madison Avenue        Managing Director and General Counsel             United States
                               New York, NY 10010 USA















                                       39